LIQTECH INTERNATIONAL, INC.
Industriparken 22C

DK2750 Ballerup, Denmark

May 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	LiqTech International, Inc. Request for Acceleration of Registration Statement on Form S-1 filed on May 26, 2026 File No. 333-296258

Ladies and Gentlemen:

Reference is made to our May 26, 2026 letter in which the Company requested acceleration of the effectiveness of the Company’s above-referenced Registration Statement to 5:00 p.m. ET on May 28, 2026, or as soon thereafter as is practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. of K&L Gates LLP, legal counsel to the Company, at (305) 539-3306.

Very truly yours,

/s/ David Noerby Foss Kowalczyk
Name: David Noerby Foss Kowalczyk Title: Chief Financial Officer and Chief Operating Officer